Stem Holdings, Inc.

20283 State Road 7

Boca Raton, FL 33498

June 20, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jennifer Gowetski, Senior Counsel

Re:	Stem Holdings, Inc. (the “Company”)
Form 10-12G Amendment No. 1
File No. 000-55751
Filed on April 5, 2017

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated April 27, 2017 addressed to Mr. Adam Berk, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Form 10-12G Amendment No. 1.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. The Company has amended the registration statement consistent with this response. Where applicable, reference is made to the revised pages or sections of Amendment No. 2 to Form 10-12G.

Item 1. Business, page 3

1. We note that OpCo Holdings, Inc. (“OpCo”) was formed in 2016 by your founders and their affiliates and your founders and their affiliated entities directly and indirectly own approximately 24.06% of the outstanding stock of OpCo. Please revise to clarify (i) who controls OpCo, (ii) how Oregon Aquisitions JV, LLC, Gated Oregon Holdings, LLC and Kind Care Holdings, LLC are affiliated with OpCo, (iii) whether the Multiparty Agreement requires your acquisition of OpCo if certain milestones are met and (iv) whether OpCo and its subsidiaries are intended to be your only tenants.

COMPANY RESPONSE:

We have revised our disclosure to detail the control and equity ownership structure of OpCo; the affiliation between Oregon Acquisitions JV, LLC, Gated Holdings, LLC and Kind Care Holdings, LLC and OpCo; the Company’s obligation to acquire OpCo upon the satisfaction of the milestones related thereto and whether OpCo and its subsidiaries are intended to be the Company’s only tenants.

Exhibit Index, page 32

2. Please file all material contracts pursuant to Item 601(b)(10) of Regulation S-K, including the contract to purchase the Willamette Property and the contract to purchase the property at 7827 SE Powell Boulevard. If you do not believe these agreements are material, please provide an analysis as to why they should not be filed as exhibits.

COMPANY RESPONSE:

We have included as Exhibits the contracts to purchase the Willamette Property; 7827 SE Powell Boulevard and the Lease and Purchase Agreement with respect to the Mulino property.

7. Commitments and contingencies, page F-13

3. We note your response to comment 12 and that you believe the acquisition of a farm property in Mulino, Oregon is probable. Please tell us whether the property you intend to acquire is currently owner-occupied, or if it has a leasing history. If the property is currently leased, please clarify whether the lease will be terminated before you acquire the property.

COMPANY RESPONSE:

We have clarified our disclosure to state that the property (which is not developed at this time) is owner-occupied and has no leasing history.

Unaudited Pro Forma Financial Statements of Stem Holdings, Inc., page F-28

4. Please revise to disclose how you have reflected the approximately $53K liability payable to the 2% shareholders of Patch who did not vote for the merger in the pro forma financial statements.

COMPANY RESPONSE:

The Company has included updated unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2017. All of the Patch transactions, including payment of the approximately $53,000 to dissenting shareholders, were included as of March 31, 2017 and therefore are no longer included in the pro forma financial information, as the Patch acquisition had no income statement level effect that would require pro forma adjustments.

5. Please revise the pro forma statements of operations to reflect depreciation expense on the acquired properties as if you had owned them at the beginning of the fiscal year presented. Disclose in the related footnote the assumptions made in determining the amount of the pro forma adjustments.

COMPANY RESPONSE:

We have revised the pro forma statements of operations to reflect depreciation expense on the acquired properties as if we had owned them at the beginning of the fiscal year presented. We have disclosed in the related footnote the assumptions made in determining the amount of the pro forma adjustments.

On behalf of the Company, we acknowledge that:

● should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

● the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

● the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

STEM HOLDINGS, INC.

By:	/s/ Adam Berk
Adam Berk
Chief Executive Officer

cc: Robert L. B. Diener, Esq.